May 2, 2016

Via EDGAR and Email

Mary Beth Breslin, Esq.

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Xtant Medical Holdings, Inc.

Registration Statement on Form S-1

Filed December 21, 2015

File No. 333-208677

Dear Ms. Breslin:

On behalf of our client, Xtant Medical Holdings, Inc. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (referred to herein for ease of reference as the “Amendment”) to the above-referenced registration statement (the “Registration Statement”). The Amendment (i) incorporates responses to the comments transmitted by the Staff to us on January 15, 2016 and (ii) includes additional securities for registration as described in our responses below.

Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to the Amendment to the above-referenced registration statement.

1.	Given the nature of the offering and its size relative to the number of shares outstanding held by non-affiliates, the transaction appears to be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you do not appear to be eligible to conduct an at-the-market offering under Rule 415(a)(4). Please revise to fix the price at which the shares will be sold and name the selling securityholders as underwriters. If you disagree, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of shares being offered relative to the number of your currently outstanding shares held by non-affiliates;

Securities and Exchange Commission

May 2, 2016

Page Two

•	The number of selling securityholders and the percentage of the overall offering made by each securityholder;

•	The date on which and the manner in which each selling securityholder received the shares and/or the overlying securities;

•	The relationship of each selling securityholder with the company, including an analysis of whether the selling securityholder is an affiliate of the company;

•	Any relationships among the selling securityholders;

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling securityholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling securityholders and/or their affiliates in fees or other payments;

•	The discount at which the securityholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling securityholders is in the business of buying and selling securities.

Summary

We believe that the offer and sale of securities being registered on the Registration Statement should properly be characterized as a secondary offering based on an analysis of:

•	The relevant sections of the Securities Act of 1933, as amended (the “Securities Act”), and related rules;

•	the factors set out in the Staff’s Compliance and Disclosure Interpretation 612.09 (“CDI 612.09”);

•	additional Staff guidance and interpretations as discussed below; and

•	the specific facts and circumstances involved.

Securities and Exchange Commission

May 2, 2016

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We discuss these matters in detail below, following an overview of the financing transaction through which the selling securityholders acquired the convertible notes covered by the Registration Statement and described below.

Overview

On July 27, 2015, the Company entered into a Purchase Agreement with Leerink Partners LLC as initial purchaser and a Securities Purchase Agreement (the “SPA”) with ROS Acquisition Offshore LP and OrbiMed Royal Opportunities II (together, the “OrbiMed Entities”), for the sale of $65 million of 6.00% Convertible Senior Notes due 2021 (the “Initial Notes”). In addition, Leerink Partners LLC partially exercised its greenshoe option in the amount of $3 million, resulting in a $68 million financing in total.

The Initial Notes were issued to the OrbiMed Entities and Leerink Partners LLC (as initial purchaser) pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act. Leerink Partners LLC immediately sold the Initial Notes that it purchased, as initial purchaser, to “qualified institutional buyers” (as defined under Rule 144A under the Securities Act (“Rule 144A”)). The purchasers of the Initial Notes in the Financing are accredited investors (in the case of the OrbiMed Entities) or qualified institutional buyers (the selling securityholders named in the Registration Statement are referred to herein as the “Selling Securityholders”). In the SPA, the OrbiMed Entities made certain representations and warranties regarding their investment intent, including representations that they were purchasing their securities for their own accounts, and all other Selling Securityholders were deemed to have represented the same by the terms of the Preliminary Offering Memorandum dated July 13, 2015 and the final Offering Memorandum dated July 27, 2015.

On April 14, 2016, the Company entered into a Securities Purchase Agreement with the OrbiMed Entities for the sale of $2,238,166.45 of 6.00% Convertible Senior Promissory Notes due 2021 (the “Promissory Notes,” and together with the Initial Notes, the “Notes”). The Promissory Notes have the same terms as the Initial Notes, except for the conversion thresholds, as noted below.

The financing transactions pursuant to which the Notes were offered and sold are referred to below as the “Financings.”

Note Conversion Features

The Initial Notes are convertible into shares of common stock, par value $0.000001 per share (the “Common Stock”), at a rate of 257.5163 shares for every $1,000 of principal (for a conversion price of $3.88 per share). The Promissory Notes are convertible into shares of Common Stock at a rate of 344.8276 shares for every $1,000 of principal (for a conversion price of $2.90 per share). The conversion prices of the Initial Notes and the Promissory Notes reflect the same premium (22%) over the last trading price of the Common Stock at the time of the issuance of the Initial Notes and Promissory Notes, respectively. The number of shares of Common Stock issuable upon the conversion of the Notes is subject only to adjustments customary for a Rule 144A or registered underwritten convertible notes offering, including in the event of a dividend or distribution, stock split, reverse stock split or similar recapitalization event.

Securities and Exchange Commission

May 2, 2016

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The Notes are subject to a “blocker” provision. This blocker prevents the exercise of the Notes if the holder would, after conversion, beneficially own more than 9.99% of the Company’s issued and outstanding Common Stock. Without regard to the blocker, the Initial Notes, at the time of issuance, could have been converted into an aggregate of 17,511,105 shares of Common Stock, and the Promissory Notes, at the time of issuance, could have been converted into an aggregate of 771,781 shares of Common Stock.

Not a “Toxic” Financing

The terms of the Notes do not include any price “re-sets”, floating price conversion rights or other “toxic” or “death spiral” features that have prompted the Staff’s concerns regarding “Extreme Convertible” transactions. The Notes do not contain any adjustment mechanism, including anti-dilution adjustments for subsequent issuances at lower prices, other than customary adjustments that would apply to allow the Selling Securityholders to effectively participate in a dividend or distribution event, or in the case of a stock split, reverse stock split and similar recapitalization event or in the event of a make-whole fundamental change (as defined in the Promissory Notes and the indenture relating to the Initial Notes). In addition, interest on the Notes is only payable in cash, and not in additional principal amount or in shares. Thus the number of shares underlying the Notes will not increase due to interest accrued under the Notes.

Rule 415 Analysis

Rule 415 under the Securities Act (“Rule 415”) generally permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. Rule 415(a)(1)(i) under the Securities Act provides, in relevant part:

“a. Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, that:

1. The registration statement pertains only to:

i. Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

Under Rule 415(a)(1)(i), an issuer may register securities to be sold on a delayed or continuous basis by selling securityholders—i.e., a secondary offering. In the event that the offer and sale of securities by the Selling Securityholders under the Registration Statement is re-characterized as a primary offering on behalf of the Company, (i) sales would have to be made on a fixed price basis (rather than at prevailing market prices), rendering sales impracticable, (ii) the Selling Securityholders may be deemed to be “underwriters” with respect to the offering, and as a result, be exposed to potential liability under Section 11 of the Securities Act, and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 under the Securities Act would never be available to the Selling Securityholders to effect resales of their securities. In this regard, and as noted by the Staff in CDI 612.09 (discussed in the next paragraph), the Staff’s interpretation of Rule 415 can have a significant negative impact on the ability of smaller public companies such as the Company to raise capital due to uncertainties regarding restrictions on the ability of a selling securityholder to effect resales of its securities.

Securities and Exchange Commission

May 2, 2016

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CDI 612.09 states that the issue of whether an offering is by or on behalf of the issuer “is a difficult factual one, not merely a question of who receives the proceeds,” and involves an analysis of various factors and “all the circumstances.” Specifically, CDI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the securities (in this case, the Notes and the underlying shares (collectively, the “Securities”)),
2.	the circumstances under which they received them,
3.	their relationship to the issuer,
4.	the amount of shares involved,
5.	whether the sellers are in the business of underwriting securities, and
6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the relevant factors listed in CDI 612.09 is discussed below in the context of the Registration Statement. Based on our review of these factors, we believe that the proposed offering is properly viewed as being made “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary,” and therefore the registration of all of the Securities is permissible under Rule 415(a)(1)(i). In other words, we believe that the totality of the facts and circumstances in this case clearly demonstrates that the registration of the Securities relates to a valid secondary offering, and the Selling Securityholders are not acting as underwriters or otherwise as a conduit for the Company with respect to the Securities covered by the Registration Statement.

How Long the Selling Securityholders Have Held the Securities

Presumably, the longer securities are held, the less likely it is that the Selling Securityholders are acting as a mere conduit for the Company. The Initial Notes were issued to the Selling Securityholders on July 31, 2015; the Selling Securityholders have accepted the market risk of their investment since that date. The Selling Securityholders had held the Initial Notes for over 4.5 months before the Registration Statement was filed. The Selling Securityholders have now held the Initial Notes for almost 9 months as of the date of this letter. This holding period is far longer than the period required by the Staff for valid “PIPE” transactions.

Securities and Exchange Commission

May 2, 2016

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The Staff’s “PIPEs” interpretation is found in Interpretation 116.19 (the “PIPEs Interpretation”) and provides that no minimum holding period is required where the Company has completed the private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale Registration Statement. The PIPEs Interpretation provides in relevant part that:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Because no specific holding period is required for a PIPE transaction to be a valid secondary offering, a holding period of more than 7 months must also be sufficient for a valid secondary offering.

This conclusion comports with longstanding custom and practice in the PIPEs marketplace, where investors require that a registration statement is to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing). The Company and the Selling Securityholders are party to registration rights agreements (the “Registration Rights Agreements”) in connection with the Financings. However, in this case, the Registration Rights Agreements have no time requirement for the initial filing of the Registration Statement and require that the Registration Statements be declared effective 180 days after closing. This is a much greater period of time than provided for in typical PIPE registration rights agreements, resulting in greater market risk for the Selling Securityholders, and is inconsistent with the notion that the Selling Securityholders acquired the Notes, including the underlying shares, with a view towards, or for resale in connection with, the public sale or distribution thereof. Rather, it reflects a bona fide investment intent with respect to the Company.

The Circumstances Under Which the Selling Securityholders Received the Securities

As described above, the Notes were issued in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(a)(2) of the Securities Act and Rule 144A promulgated thereunder. The Selling Securityholders purchased their securities for investment purposes. Based on reports of recent statements of policy of the Staff relating to Rule 415, we believe that the offering of the Securities falls squarely outside the area of Staff concern regarding its interpretation of Rule 415.

Securities and Exchange Commission

May 2, 2016

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Registration Does Not Equate to Distribution Intent. We are aware that the Staff may equate the registration of securities with a present intent to distribute these securities. However, we respectively submit that such a perspective is at odds with both market practice and the Staff’s own previous interpretive positions, including the PIPEs Interpretation.

There are a number of reasons why investors in a PIPE transaction would want securities registered other than to effect an immediate resale. Many private investment funds, which are significant participants in PIPE transactions, are required to mark down the book value of unregistered securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether the Selling Securityholders intend to dispose of their Securities or to hold them for an indefinite period, but only whether the Securities are freely transferable. In addition, the Selling Securityholders are fiduciaries for investors in their funds. As such, the Selling Securityholders have a duty to act prudently. Accordingly, we understand that they wish to have their securities in a more liquid form, whereas not registering the shares could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company, the industry in which the Company operates or the equity markets at large. Finally, registered securities of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations. Restricted securities are not eligible to be “margin stock.”

We further note that the PIPEs Interpretation supports the conclusion that registration is not equivalent to a current intent to distribute. If registration did equate with such a distribution intent, then we believe that no PIPE transaction could ever occur because the mere fact of subsequent registration would presumably negate an investor’s prior representation of investment intent, which would in turn preclude any private placement exemption. However, the PIPEs Interpretation aligns with the prevailing view that an investor can have a valid investment intent, even if the securities purchased are registered for resale at the time of closing.

Impracticality Contradicts Distribution Intent. In addition, the Selling Securityholders made their investment decision to purchase the Notes fully understanding that there would be only extremely limited trading activity in the Common Stock. The Selling Securityholders do not and could not expect to have the ability to quickly exit their respective positions, even if they desired to do so. We respectfully submit that the Selling Securityholders’ ability to distribute their shares would be severely limited because the market simply could not absorb that amount of Common Stock, even if registered. We respectfully note that the Company’s average daily trading volume over the past three months (determined as of April 27, 2016) was approximately 44,680 shares. If the Selling Securityholders attempted to liquidate the approximately 18.3 million shares potentially issuable under the Notes as of the closing of the Financings (without regard to the “blocker” provision) through open-market sales at the current average trading volume, it would take them between approximately 1.6 and 6.3 years to do so, depending on how much of the future daily trading volume Selling Securityholder sales represented (these assumptions reflect a range of 100% to 25%). Looking to the full number of shares being registered on the Registration Statement, it would take the Selling Securityholders between approximately 1.9 and 7.7 years to fully sell, again assuming sales at the current average daily trading volume and Selling Securityholder sales accounting for between 100% and 25% of the daily sales. The following table illustrates these hypothetical sales time periods.

Securities and Exchange Commission

May 2, 2016

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	Years Needed to Sell Shares at Assumed Average Daily Trading Volume (1)
Total Shares Underlying Initial Notes	100%	50%	25%
18,282,866 (2)	1.6	3.1	6.3
22,396,279 (3)	1.9	3.9	7.7

(1)	In calculating years needed, we have taken into account no holidays (i.e., every weekday is a trading day). Based on actual trading days, the periods of time would be longer. Percentages in the table (100%, 50% and 25%) reflect an assumption of how much of the future trading volume would come from sales by the Selling Securityholders. Years needed to sell is based on the current 3-month average daily trading volume as of April 27, 2016, as reported by Yahoo! Finance.

(2)	Represents total number of shares underlying the conversion feature of the Notes at the time of issuance, without regard to the blocker provisions.

(3)	Represents the total number of shares being registered on the Registration Statement, which is the maximum number of shares that could be issued upon the conversion of the Notes in connection with a make-whole fundamental change (as defined in the Promissory Notes and the indenture relating to the Initial Notes).

We respectfully submit that in light of these time periods, it is hard to imagine that the Selling Securityholders purchased their Notes in the Financings for the purpose of making a distribution of the underlying shares if it would take them years or even decades to do so. The thin float in the Common Stock would render any attempt to distribute the shares impractical on behalf of the Company or otherwise. In addition, the Common Stock was not listed on an exchange at the time of the Financing for the Initial Notes, further evidencing that the Selling Securityholders could not have reasonably intended to effect a distribution of the underlying shares.

Conversion Premium Reflects Investment Intent. In addition to the relatively illiquid market for the common stock, as of the close of business on April 27, 2016, the Common Stock was trading at $2.38, or approximately 39% below the conversion price of the Initial Notes and approximately 18% below the conversion price of the Promissory Notes. Since the Common Stock began trading on the NYSE MKT in October 2015, the Notes have remained “underwater,” with the Common Stock trading as low as $2.15, or approximately 45% below the conversion price of the Initial Notes and approximately 26% below the conversion price of the Promissory Notes, as recently as April 8, 2016. Therefore, the Selling Securityholders may not be able to resell the shares of Common Stock at or above their investment price, even absent the illiquidity of the market for the Common Stock.

Securities and Exchange Commission

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No Indication of Intent to Distribute. The Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Selling Securityholders have or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Securityholders have taken any actions to condition or prime the market for the potential resale of the shares.

No Toxic Features; Blocker Restricts Shares That Can Be Sold. Further, the present circumstances, including the type of security being registered and the form on which the Registration Statement has been filed, do not raise the “toxic convertibles” or “extreme convertibles” issues of abuse that the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The conversion rate of the Initial Notes is initially 257.5163 shares per $1,000 of principal (which represents an initial conversion price of $3.88 per share) and is not subject to any adjustment that would be viewed as “non-market” for any convertible security purchased for investment purposes, regardless of the public float or market capitalization of the Company. The conversion rate of the Promissory Notes is initially 344.8276 shares per $1,000 of principal (which represents an initial conversion price of $2.90 per share) and is not subject to any adjustment that would be viewed as “non-market” for any convertible security purchased for investment purposes, regardless of the public float or market capitalization of the Company. It should be noted that the effective conversion price of $3.88 per share represented a 22% premium over the last trading price of the Common Stock prior to the pricing of the Financing related to the Initial Notes and the effective conversion price of $2.90 per share also represented a 22% premium over the last trading price of the Common Stock prior to the Financing related to the Promissory Notes, which suggests that the Selling Securityholders intended to hold the Securities for investment rather than with a view to distribution. The number of shares of Common Stock issuable upon conversion of the Initial Notes is calculated by multiplying each $1,000 of principal to be converted by 257.5163 shares. The number of shares of Common Stock issuable upon conversion of the Promissory Notes is calculated by multiplying each $1,000 of principal to be converted by 344.8276 shares. There will be no anti-dilution adjustments or resets of the conversion rate based on the trading price of the Common Stock, and accordingly the Notes lack the “toxic” or “death spiral” features about which the Staff has historically expressed concern.

In addition, the conversion of the Notes is subject to a blocker provision providing that no conversion may be effected if, after giving effect to such conversion, the converting Selling Securityholder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to such conversion.

Securities and Exchange Commission

May 2, 2016

Page Ten

Not a Disguised Underwriting. The Financings had the traditional characteristics of a private investment and have no signs of being a “disguised underwriting” by the Selling Securityholders. In a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public, and the issuer sells the securities to the underwriter at a negotiated (and usually slight) discount to the public offering price, with the “spread” between the two prices representing the underwriter’s compensation for its selling efforts and for bearing market risk. The Selling Securityholders purchased the Notes in the absence of any agreement or arrangement regarding the price at which they might later resell the underlying shares to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, the Selling Securityholders have taken full investment risk with regard to the Notes they acquired, and there is no certainty that they will receive a premium on the resale of any underlying shares.

None of the Selling Securityholders is acting on the Company’s behalf with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the Selling Securityholders that would control the timing, nature and amount of resales of the shares (or whether such shares are even resold at all) under the Registration Statement.

Securities and Exchange Commission

May 2, 2016

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Selling Securityholder Relationship to the Issuer

There are no relationships between or among the Company and the Selling Securityholders of a nature that would suggest that one or more of the Selling Securityholders should be viewed as “the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” There are seven Selling Securityholders participating in the offering, only two of which have a direct or indirect relationship with the Company. The Company has a credit facility with ROS Acquisition Offshore LP under which it currently owes ROS Acquisition Offshore LP approximately $42 million, which is due on July 31, 2020. The credit agreement establishing the credit facility has customary provisions and covenants. In addition, prior to the Financing, Royalty Opportunities S.ar.l., an affiliate of the OrbiMed Entities, held 475,439 shares of common stock of the Company and warrants to purchase 87,719 shares. The Selling Securityholders, including the OrbiMed Entities, do not have any representatives serving as an officer or employee of the Company or as a member of the Company’s board of directors, do not have any relationship with any of the Company’s officers or directors, and do not have any other power to direct or cause the direction of the management and policies of the Company. There are no other relationships among the Selling Securityholders, and there are no other relationships between the Company and any Selling Securityholder. Given that the Selling Securityholders do not have the power to direct or cause the direction of the management and policies of the Company, the fact that a Selling Securityholder is a party to a credit agreement should not by itself cause a secondary offering to be treated as a primary offering.

The Company also had considered a number of financing alternatives that had been presented to it, and negotiated the terms of the offering of the Notes with the OrbiMed Entities and Leerink on an arm’s length basis, following its careful consideration of the alternatives that had been presented to it. The OrbiMed Entities and Leerink did not negotiate for themselves or the Selling Securityholders any governance rights or any affirmative or negative covenants that would impact the manner in which the Company conducts its business or operations. The Selling Securityholders, particularly the OrbiMed Entities, clearly did not purchase the Notes with any view to becoming affiliates of the Company or establishing any “control” over the Company or its operations, and agreed to participate in the initial offering of the Notes only after having determined that their participation would not result in their being deemed affiliates of the Company. In any event, the Staff has noted in CDI 116.15, in relevant part, that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondary.” For the reasons described above and below, we do not believe that the facts here support the conclusion that the Selling Securityholders are functionally alter egos of the Company.

The Selling Securityholders, including the OrbiMed Entities, intended to be merely passive holders of the Company’s securities, including the underlying shares. This is reflected in the fact that the Notes by their terms cannot be converted into shares if the holder would as a result beneficially hold more than 9.99% of the Company’s shares then outstanding. Finally, a determination that the secondary offering of the Securities is a disguised primary offering is unsound from a policy perspective insofar as it would insert significant legal uncertainty as to normal resale trading activities of securities purchased in a PIPE by well-known and well-established sector investors whose business is, simply stated, passive investment. This uncertainty inevitably results in inefficiencies, pricing ramifications and a generally higher cost of capital for registrants financing in the PIPE market.

Securities and Exchange Commission

May 2, 2016

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The Amount of Shares Involved

Background Regarding Staff Screening of Number of Shares. As we understand the Staff’s concerns relating to Rule 415 in this context, several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions. We understand that the Staff believed that public investors could be harmed and did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock. When the offerings were announced, the stock prices often fell, with the result that the issuer would ultimately issue significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to address the Staff’s concerns regarding these toxic transactions, we understand that the Office of Chief Counsel and the senior Staff members of the Division considered ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

In order to monitor these types of transactions, the Staff was asked to compare the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates prior to the offering in question. As we understand this mandate, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. According to the Office of Chief Counsel, we understand that this test was intended to function as a screening tool and was not intended to substitute for a complete analysis of the factors cited in CDI 612.09 and discussed above and below. As far as we are aware, no rule-based rationale for the one-third threshold has been articulated by the Staff. In partial response to concern over the Staff’s interpretive position, we understand that the Staff’s focus shifted to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. As described above and below, we respectfully submit that the terms of the Notes do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

Securities and Exchange Commission

May 2, 2016

Page Thirteen

Analysis and Current Staff Guidance. The availability of Rule 415 depends on whether the offering is made by selling securityholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must conclude that the Selling Securityholders are seeking to effect a distribution of the shares. However, if the Staff’s concern is that a distribution is taking place, we submit that the number of shares being registered should be one of the less important factors in the Staff’s analysis (i.e., an illegal distribution of shares can take place when the amount of shares involved is less than one-third of the non-affiliate float). For the reasons noted above relating to the relative illiquidity of the Common Stock, we submit that it would be significantly easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float. As demonstrated above, when investors buy a large stake of a small public company such as the Company, it is virtually impossible for the investors to exit the stock in market transactions. Contrary to the Staff’s screening criteria, we submit that the larger the investment, the harder it may be for an investor to effect a distribution, particularly in the case of a small public company with a limited trading market.

We further submit that limiting resale offerings to one-third of the public float seemingly contradicts other interpretative positions of the Staff. For example, Interpretation 612.12 describes a scenario where a holder of 73% of the outstanding stock would be able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Interpretation 216.14, regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” (emphasis added)

These interpretive positions support our belief that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts — beyond the mere level of ownership — indicate that the affiliate is acting as a conduit for the issuer.

Securities and Exchange Commission

May 2, 2016

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A singular focus on the number of shares being registered appears reminiscent of the “presumptive underwriter” doctrine, under which the Staff previously took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering. We note that the presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago. See American Council of Life Insurance (avail. May 10, 1983). More recent rule making has continued this trend away from this doctrine. See Securities Act Release No. 33-8869 (December 6, 2007) (eliminating the “presumptive underwriter” provisions of Rule 145(c) and (d) in most cases). Accordingly, we do not believe that there is any basis to apply the doctrine here.

These interpretive positions make clear that the amount of shares offered is only one factor to be considered in whether or not an offering is properly characterized as a secondary offering, and in fact should be disregarded entirely except in situations where the other facts clearly indicate that the offering is not in reality a secondary offering. This fact-based analysis has been reiterated on numerous occasions by members of the Office of Chief Counsel. Despite the fact that the number of underlying shares the Company seeks to register for resale exceeds the number of shares of Common Stock currently held by non-affiliates of the Company, for the reasons discussed above, including the Selling Securityholders’ assumption of market risk and history of conduct and disclosures supporting a long-term investment interest in the Company and the Notes’ lack of toxic features that have historically given rise to the Staff’s concerns, we believe the offering of the Securities is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).

Furthermore, several registration statements on Form S-1 have recently been declared effective for the secondary offering of convertible securities, including the underlying shares, where the underlying shares registered represented a significantly large percentage of the issuer’s public float.  These registration statements on Form S-1 include the following: Body Central Corp., File No. 333-198924 (registering approximately 423% of the issuer’s public float); IZEA, Inc., File No. 333-195081 (registering approximately 138% of the issuer’s public float);Arno Therapeutics, Inc., File No. 333-185690 (registering approximately 137% of the issuer’s public float); and Heron Therapeutics, Inc.(formerly A.P. Pharma, Inc.), File No. 333-174288 (registering approximately 174% of the issuer’s public float).

However, even if the number of shares registered is the sole focus of the inquiry, we do not believe that the offering of the Securities should raise significant concerns about a “disguised” primary offering based on the number of shares the Company seeks to register. We note that the number of shares that the Company is registering (approximately 22.4 million) represents the maximum number of shares that would potentially be issuable in connection with a make-whole fundamental change (as defined in the indenture relating to the Notes); at present, a significantly smaller number of shares (approximately 18.3 million) is currently issuable (assuming that the “blocker” was not in place and that the Notes were not “underwater”). Furthermore, we again note that the trading of the Company’s stock is sporadic and limited. The limited volume will effectively limit the number of shares that the Selling Securityholders will be able to sell pursuant to the Registration Statement.

Securities and Exchange Commission

May 2, 2016

Page Fifteen

Based on the foregoing facts, we believe that the Company should be entitled to register all of the shares it is seeking to cover in the Registration Statement.

The Selling Securityholders Are Not in the Business of Underwriting Securities

A careful review of the facts and law supports the conclusion that the Selling Securityholders are not underwriters.

Section 2(11) of the Securities Act defines an “underwriter” to include

“any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates in or has a participation in the direct or indirect underwriting of any such undertaking….”

A “distribution” of securities on behalf of an issuer must be taking place before a person can be an underwriter. As demonstrated above, the offering being registered on the Registration Statement is properly characterized as a valid secondary offering and not as an offering “by or on behalf of the registrant.” Further, as also demonstrated above, no “distribution” of securities is occurring or can reasonably be alleged to be contemplated. Because there is no distribution of securities on behalf of an issuer, there is no underwriting and none of the Selling Securityholders should be characterized as an “underwriter” within the meaning of the Securities Act.

The OrbiMed Entities are not registered broker-dealers and only OrbiMed Advisors LLC, the investment manager for the OrbiMed Entitites, is a registered investment advisor. The OrbiMed Entities do not engage in the business of distributing securities, nor do they engage in any activities akin to those conducted by a “broker” or a “dealer” in securities. The OrbiMed Entities also are not affiliated with any broker-dealer. The OrbiMed Entities purchased the Notes in the ordinary course of their business with an intent to hold the Notes, including the underlying shares, for investment. The OrbiMed Entities did not purchase the Notes from the Company in connection with a distribution nor do they have any direct or indirect interest or participation in a distribution of the Securities. The OrbiMed Entities are “buy and hold” funds, with an investment strategy of investing in companies and maintaining an ownership interest in the companies with which they engage in those transactions. The purchase by the OrbiMed Entities of the additional Promissory Notes subsequent to their purchase of the Initial Notes further demonstrates the OrbiMed Entities’ long-term investment intent. The OrbiMed Entities also have no arrangement or understanding with any person to participate in a distribution of the Securities. Therefore, the OrbiMed Entities were not acting as a “conduit” for the Company in connection with effecting any distribution of the Securities.

Securities and Exchange Commission

May 2, 2016

Page Sixteen

Of the Selling Securityholders, only Telemetry Securities, L.L.C., Symphony Convertible Artbitrage Master Fund LP and Symphony Convertible Arbitrage and Relative Value Fund LP are, or affiliated with, registered broker-dealers. However, these Selling Securityholders acquired the Initial Notes, including the underlying shares, in the ordinary course of business without a view towards distribution, and, at the time of the acquisition of the Initial Notes, including the underlying shares, had no agreements or understandings, directly or indirectly, with any person to distribute the Initial Notes, including the underlying shares. This suggests that these Selling Securityholders were not acting as a “conduit” for the Company in connection with effecting any distribution of the Initial Notes, including the underlying shares. Furthermore, the percentage of securities that may be sold in the secondary offering by these Selling Securityholders represent less than 6% of the total amount of securities, which is a small portion of the secondary offering. Even if the Staff were to conclude that the offering of such securities constituted a primary offering, this should not impact the secondary offering with respect to the other Selling Securityholders.

Based on the facts and circumstances, it does not appear that the offering of the Securities by the Selling Securityholders under the Registration Statement is in fact a primary offering by the Company. We also note that the Staff has considered similar facts and circumstances in connection with issuing no-action relief, such as the no-action letter issued to the American Council of Life Insurance, in which the Staff concluded that “institutional investors generally should not be deemed underwriters under Section 2[(a)](11) with regard to the purchase of large amounts of registered securities provided that such securities are acquired in the ordinary course of their business from the issuer or underwriter of those securities and such purchasers have no arrangement with any person to participate in the distribution of such securities.” (American Council of Life Ins. (avail. May 10, 1983)).

Under all of the Circumstances, the Selling Securityholders are Not Acting as a Conduit for the Company

The Selling Securityholders are investors in the Company and have agreed to incur the economic risk of their investments. The facts that (i) the conversion price of the Notes is currently far “out-of-the-money” when compared with the current market price of the Common Stock, and has been “out-of-the-money” for nearly the entire time that the Selling Securityholders have held the Notes and (ii) the average daily trading volume of the Common Stock is currently extremely limited, support a conclusion that the Selling Securityholders have borne, and will likely continue to bear for some time into the distant future, the investment risk of their purchase of the Notes, including the underlying shares, from the Company. In contrast to the Selling Securityholders above, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons. In addition none of the Selling Securityholders are affiliates of the Company, and the terms of the Notes prevent the Selling Securityholders from ever becoming affiliates of the Company solely by virtue of stock ownership. While the present analysis requires more than the mere question of which entity will receive the proceeds, it should be noted that the Company will not receive any proceeds from the resale of the Securities pursuant to the Registration Statement. Finally, the Notes in question do not present the investor concerns attendant to certain types of “toxic” securities that we believe the Staff was focused on in developing its guidance related to Rule 415 offerings.

Securities and Exchange Commission

May 2, 2016

Page Seventeen

Based on the foregoing analysis and the consideration of all circumstances, the Company believes that the facts do not support the determination that the Selling Securityholders are acting as a conduit for the Company. In that regard, the Company believes that the Selling Securityholders have made individual investment decisions to purchase the Notes, including the underlying shares, in the Financing. The Company is not aware of any evidence that would suggest that any of the Selling Securityholders are acting, individually or together, to effect a distribution of the shares underlying the Notes.

For the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of shares by the Selling Securityholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i), and that, consequently, all of the securities can be registered.

2.	We note your disclosure on pages 99, 100 and 102 that certain selling securityholders are broker-dealers. Please identify each of these selling securityholders as underwriters in the Plan of Distribution on page 101.

Those selling securityholders identified on pages 99 and 100 of the Registration Statement as, or affiliated with, registered broker-dealers (Telemetry Securities, L.L.C., Symphony Convertible Artbitrage Master Fund LP and Symphony Convertible Arbitrage and Relative Value Fund LP) represented that they acquired their Notes, including the underlying shares, in the ordinary course of business without a view towards distribution, and, at the time of the acquisition of the Notes, including the underlying shares, had no agreements or understandings, directly or indirectly, with any person to distribute the Notes, including the underlying shares. Since we do not believe that the offering of the Securities is a primary offering, as noted in our response to the Staff’s comment #1 above, we do not believe that the selling securityholders should be deemed as underwriters or identified as underwriters in the “Plan of Distribution” section of the prospectus included in the Amendment.

3.	Please update your registration statement to include the disclosures required by Item 402 of Regulation S-K for your last completed fiscal year. For guidance, please refer to Question 217.11 of the Regulation S-K Compliance and Disclosure Interpretations.

The prospectus included in the Amendment has been revised to include the disclosures required by Item 402 of Regulation S-K for the year ended December 31, 2015.

Securities and Exchange Commission

May 2, 2016

Page Eighteen

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We appreciate the Staff’s time and attention to the Amendment and the responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 212-468-8163.

Sincerely,

James R. Tanenbaum

cc:	Jill Gilpin, Esq.

Ze’-ev D. Eiger, Esq.